Mail Stop 4561

July 31, 2007

By U.S. Mail and Facsimile (704) 715-4494

Ross E. Jeffries, Jr., Esq.
Senior Vice President and Deputy General Counsel
Wachovia Corporation
One Wachovia Center
Charlotte, North Carolina 28288-0630

Re: Wachovia Corporation
Registration Statement on Form S-4
Filed June 28, 2007
File No. 333-144157

Dear Mr. Jeffries:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please confirm that A. G. Edwards did not provide financial projections to Wachovia.

2.   Please provide the staff with copies of the board books, presentations and any other materials provided by financial advisors to the respective boards or management teams in connection with the transaction.

3.   Since your Form 10-K is incorporated by reference in this registration statement, please address the outstanding comments on your Form 10-K, including those in our most recent letter dated July 20, 2007, prior to requesting effectiveness.

Summary
The Merger is Intended to be Tax-Free to Stockholders…, page 2

4.   When sent, the prospectus/proxy will include an executed opinion. Please revise this disclosure to indicate that the opinion has been delivered, and disclose more fully the substance of counsel's opinion.

Unaudited Comparative Per Common Share Data of Wachovia and A.G. Edwards, page 9

5.   Please revise to provide 'Pro forma book value per common share' and 'Equivalent pro forma book value per common share.'

Risk Factors, page 14

6.   Some of your risk factors state that there can be no assurance of a specific outcome when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

Background of the Merger, page 23

7.   Please revise to discuss the negotiation of the principal terms of the transaction, including price.

A.G. Edwards' Reasons for the Merger…, page 26

8.   We note the statement that the discussion includes "a number of factors" considered by the board. Please revise to disclose all material factors considered.

Wachovia's Reasons for the Merger, page 28

9.   We note the statement that the board expects the acquisition will be accretive beginning in 2008, excluding merger-related and restructuring expenses. Please revise to clarify when the board expects it to be accretive in an absolute sense.

Opinion of A.G. Edwards' Financial Advisor, page 28

10.   Please describe any material relationship between A. G. Edwards and its affiliates and Goldman Sachs and its affiliates during the past two years, not just investment banking and financial advisory services, and disclose the compensation received.

The Merger Agreement, page 43

11.   Your discussion should include all material terms of the merger agreement. Accordingly please revise the first sentence of the introductory paragraph and throughout this section as necessary.

Material U.S. Federal Income Tax Consequences, page 57

12.   Please revise to state either that the discussion represents tax counsel's opinion, or that it is a summary of the opinion filed as an exhibit to the registration statement.

Legal Matters, page 74

13.   Please provide the address of the counsel giving the legality opinion. See paragraph 23 of Schedule A to the Securities Act.

Annual Report on Form 10-K for the year ended December 31, 2006

Item 13. Certain Relationships and Related Transactions

14.   We note your reference to non-lending relationships and transactions with related parties and entities affiliated with them. Please amend to provide the information required by Item 404 of Regulation S-K with regard to such relationships and transactions.

*   *   *   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Lee A. Meyerson, Esq.
        Simpson, Thacher & Bartlett LLP
        425 Lexington Avenue

New York, New York 10017

Mitchell S. Eitel, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Douglas L. Kelly
Executive Vice President, Secretary, Chief Financial
　　　　Officer and Treasurer
A.G. Edwards, Inc.
One North Jefferson Avenue
St. Louis, Missouri 63103

Edward D. Herlihy, Esq.
Lawrence S. Makow, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019